Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2007                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F
                       ---           ---



            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


            (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b). 82-   .)
                                                 ---

          Natuzzi S.P.A. (NYSE: NTZ) Announces Consolidated
                 Third Quarter 2007 Financial Results


    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Nov. 14, 2007--

    Third Quarter 2007 Financial Highlights

    -- Total Net Sales Down by 10.9% at EUR 141.3 Million and Seats Sold Down by 13.5% over 3Q06

    -- Operating Loss of EUR 11.0 Million, versus Operating Loss of EUR 1.1 Million in 3Q06

    -- Net Losses at EUR 14.1 Million versus Net Earnings of EUR 0.8 Million in 3Q06

    The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Group'), the world's leading manufacturer of leather-upholstered furniture, today presented the consolidated financial statements for the third quarter 2007.

    NET SALES

    Natuzzi third quarter 2007 net sales were at EUR 141.3 million, down 10.9 percent from EUR 158.5 million in third quarter 2006. During the first nine months of 2007, total net sales decreased by 15.7 percent at EUR 457.5 million from EUR 542.4 million reported for the same comparable period of 2006.

    In the third quarter 2007, upholstery net sales were at EUR 125.3 million, decreasing by 11.8 percent with respect to EUR 142.0 million in third quarter 2006. During the same period, the Group sold 594,888 seats, or 13.5 percent less than the same comparable period of 2006.

    Other sales (principally living room accessories and raw material produced by the Group and sold to third parties) decreased 3.0 percent to EUR 16.0 million over third quarter 2006.

    During the quarter ended September 30, 2007 net sales in the Americas decreased by 19.0 percent at EUR 48.7 million from EUR 60.1 million in third quarter 2006, by 6.1 percent in Europe at EUR 64.6 million and by 8.4 percent in the rest of the world at EUR 12.0 million.

    In the third quarter of 2007, 11 new Natuzzi Stores were opened (2 in France, 2 in UK, 2 in the Netherlands, and 1 in Germany, Russia, Romania, Poland and China), whereas 1 store was closed in Hungary, thus bringing the total number of Natuzzi Stores to 290 as of September 30, 2007. As of the same date, there were 486 Natuzzi
Galleries worldwide.

    Quarterly leather-upholstery net sales were at EUR 113.3 million, down 8.2 percent from EUR 123.4 million in third quarter of 2006 and fabric-upholstery net sales were at EUR 12.0 million down by 35.5 percent from EUR 18.6 million reported one year ago.

    Total sales for Natuzzi branded products decreased by 17.9 percent at EUR 68.8 million, and sales for Italsofa products by 2.9 percent at EUR 56.5 percent, respectively from EUR 83.8 million and EUR 58.2 million reported one year ago.

    GROSS & OPERATING RESULTS

    For the quarter ended September 30, 2007, the Group reported a gross profit of EUR 38.6 million, down from EUR 51.1 million of last year comparable period. Gross profit as a percent of sales for the third quarter 2007 decreased at 27.3 percent from 32.2 percent in third quarter 2006.

    The Group reported for the third quarter of 2007 an operating loss of EUR 11.0 million as compared to an operating loss of EUR 1.1 million reported one year ago.

    FOREX AND TAXES

    During the third quarter of 2007 the Group reported a net foreign exchange loss of EUR 5.9 million, as compared to a net foreign exchange loss of EUR 0.4 million in last year third quarter.

    In the same period, the Group reported a deferred tax asset for EUR 1.9 million.

    NET RESULT AND GROUP EARNINGS PER COMPANY'S SHARE

    For the quarter ended on September 30, 2007, the Group reported net losses of EUR 14.1 million (or EUR 0.26 losses per share), versus Group's net earnings of EUR 0.8 million (or EUR 0.01 earnings per share) reported for third quarter of 2006.

    Considering the first nine months of 2007, the Group reported net losses of EUR 23.1 million (or EUR 0.42 losses per share), versus net earnings of EUR 17.5 million (or EUR 0.32 earnings per share) reported for the same comparable period of 2006.

    Pasquale Natuzzi, Chief Executive Officer and Chairman, thus commented "The furnishings sector still continues to suffer from widespread weak business conditions in most of major markets, particularly noteworthy the US, where sluggish economic activity and concerns about credit situation have dampened the demand for discretionary spending.

    The persisting unfavorable level of Euro exchange rates against major currencies, U.S. dollar first of all, marketing investments not completely absorbed by current production volumes, the strong revaluation of the Brazilian currency against USD which has negatively affected the competitiveness of our manufacturing operations in the South American country, and the upward pressure in the raw material market, have all contributed to the quarterly unsatisfactory results.

    Although such a challenging business scenario, we registered an encouraging recovery in the order flow in the third quarter, thus reducing the negative gap on a year-to-date basis to a low-digit decrease".

    Mr. Natuzzi concluded: "We remain committed to invest in the repositioning of the Natuzzi brand and reorganization of our sales activities and we continue to be focused on the current restructuring process of our operations, so to regain competitiveness and profitability in the medium term".

    THIRD QUARTER 2007 TELECONFERENCE

    Pasquale Natuzzi, Chief Executive Officer and Chairman, Filippo Simonetti, Chief Financial Officer, and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on Thursday November 15, 2007.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 124 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 165 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    FORWARD-LOOKING STATEMENTS

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group's filings with the Securities and Exchange Commission, particularly in the Group's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.



                   NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Earnings for the quarters ended on
       September 30, 2007 and 2006 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                       ---------------------
                       Three months ended on % Over  Percent of Sales
                        30-Sep-07  30-Sep-06 (Under) 30-Sep-07 30-Sep-
                                                                    06
---------------------- ---------- ---------- ------- --------- -------
  Upholstery net sales      125.3      142.0 (11.8)%     88.7%   89.6%
           Other sales       16.0       16.5  (3.0)%     11.3%   10.4%
Total Net Sales             141.3      158.5 (10.9)%    100.0%  100.0%
---------------------- ---------- ---------- ------- --------- -------
             Purchases     (65.0)     (69.4)    6.3%   (46.0)% (43.9)%
                 Labor     (21.9)     (24.0)    8.8%   (15.5)% (15.1)%
          Third-party
         Manufacturers      (3.3)      (3.6)    8.3%    (2.3)%  (2.3)%
   Manufacturing Costs      (9.9)      (8.5) (16.5)%    (7.0)%  (5.2)%
      Inventories, net      (2.6)      (1.9) (36.8)%    (1.8)%  (1.2)%
Cost of Sales             (102.7)    (107.4)    4.4%   (72.7)% (67.8)%
---------------------- ---------- ---------- ------- --------- -------
Gross Profit                 38.6       51.1 (24.5)%     27.3%   32.2%
---------------------- ---------- ---------- ------- --------- -------
      Selling Expenses     (38.3)     (42.9)   10.7%   (27.1)% (27.1)%
          General and
       Administrative
              Expenses     (11.3)      (9.3) (21.5)%    (8.0)%  (5.9)%
Operating Income
 (Loss)                    (11.0)      (1.1)            (7.8)%  (0.7)%
---------------------- ---------- ---------- ------- --------- -------
  Interest Income, net        0.4        0.3              0.3%    0.2%
 Foreign Exchange, net      (5.9)      (0.4)            (4.2)%  (0.3)%
     Other Income, net        0.4        1.7              0.3%    1.1%
Earnings (Losses)
 before taxes and
 minority interest         (16.1)        0.5           (11.4)%    0.3%
--------------------------------- ---------- ------- --------- -------
          Income taxes        1.9        0.2              1.3%    0.1%
Earnings (Losses)
 before minority
 interest                  (14.2)        0.7           (10.0)%    0.4%
--------------------------------- ---------- ------- --------- -------
     Minority Interest      (0.1)      (0.1)            (0.1)%  (0.1)%
Net Earnings (Losses)      (14.1)        0.8           (10.0)%    0.5%
---------------------- ---------- ---------- ------- --------- -------
Earnings (Losses) Per
 Share                     (0.26)       0.01
---------------------- ---------- ---------- ------- --------- -------
Average Number of
 Shares Outstanding*   54,824,227 54,738,538
--------------------------------- ---------- ------- --------- -------
(*) Net of shares
 repurchased


-------------------------------------------------------------- -------
 Key Figures in U.S.
  dollars (millions)                 Three months ended on
                                  September          September
                                   30, 2007           30, 2006
--------------------------------- ------------------ ---------
Total Net Sales                        194.2             202.0
Gross Profit                            53.1              65.1
Operating Income
 (Loss)                               (15.1)             (1.4)
Net Earnings (Losses)                 (19.4)               1.0
Earnings (Losses) per
 Share                                (0.36)              0.01
Average exchange rate (U.S.
 dollar per Euro)                     1.3746            1.2742
--------------------------------------------------------------




                   NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statement of Earnings for the nine-month period ended September 30, 2007 and 2006 on the basis of Italian GAAP
        (Expressed in millions of EUR except per share data)

                       Nine months ended on % Over Percent of Sales 30-Sep-07 30-Sep-06 (Under) 30-Sep-07 30-Sep-
                                                                   06
--------------------- ---------- ---------- ----------------- -------
 Upholstery net sales      406.3      486.1 (16.4)%     88.8%   89.6%
          Other sales       51.2       56.3  (9.1)%     11.2%   10.4%
Total Net Sales            457.5      542.4 (15.7)%    100.0%  100.0%
--------------------- ---------- ---------- ------- --------- -------
            Purchases    (223.7)    (231.8)    3.5%   (48.9)% (42.9)%
                Labor     (73.3)     (80.2)    8.6%   (16.0)% (14.8)%
         Third-party
        Manufacturers     (11.1)     (15.4)   27.9%    (2.4)%  (2.8)%
  Manufacturing Costs     (29.0)     (25.3) (14.6)%    (6.3)%  (4.5)%
     Inventories, net       10.2      (3.3)  409.1%      2.2%  (0.6)%
Cost of Sales            (326.9)    (356.0)    8.2%   (71.5)% (65.6)%
--------------------- ---------- ---------- ------- --------- -------
Gross Profit               130.6      186.4 (29.9)%     28.5%   34.4%
--------------------- ---------- ---------- ------- --------- -------
     Selling Expenses    (123.9)    (137.3)    9.8%   (27.1)% (25.3)%
         General and
      Administrative
             Expenses     (34.9)     (29.2) (19.5)%    (7.6)%  (5.4)%
Operating Income
 (Loss)                   (28.2)       19.9            (6.2)%    3.7%
-------------------------------- ---------- ------- --------- -------
 Interest Income, net        1.2        0.8              0.3%    0.1%
Foreign Exchange, net      (4.8)      (2.0)            (1.0)%  (0.4)%
    Other Income, net        3.3        4.9              0.7%    0.9%
Earnings (Losses)
 before taxes and
 minority interest        (28.5)       23.6            (6.2)%    4.4%
-------------------------------- ---------- ------- --------- -------
         Income taxes        5.2      (6.1)              1.1%  (1.1)%
Earnings (Losses)
 before minority
 interest                 (23.3)       17.5            (5.1)%    3.2%
-------------------------------- ---------- ------- --------- -------
    Minority Interest      (0.2)        0.0              0.0%    0.0%
Net Earnings (Losses)     (23.1)       17.5            (5.0)%    3.2%
--------------------- ---------- ---------- ------- --------- -------
Earnings (Losses) Per
 Share                    (0.42)       0.32
-------------------------------- ---------- ------- --------- -------
Average Number of
 Shares Outstanding*  54,824,227 54,738,538
-------------------------------- ---------- ------- --------- -------
(*) Net of shares
 repurchased


---------------------------------------------------------------------
Key Figures in U.S.
  dollars (millions)                 Nine months ended on
                                 September          September
                                  30, 2007           30, 2006
-------------------------------- ------------------ -----------------
Total Net Sales                       615.2             675.6
Gross Profit                          175.6             232.2
Operating Income
 (Loss)                              (37.9)              24.8
Net Earnings (Losses)                (31.1)              21.8
Earnings (Losses) per
 Share                               (0.56)              0.40
Average exchange rate
 (U.S. dollar per
 Euro)                               1.3447            1.2455
---------------------------------------------------------------------




                        GEOGRAPHIC BREAKDOWN

---------------------------------------------------------------------
                Sales*                     Seat Units
          Three months ended          Three months ended
                   on          % Over          on           % Over
          30-Sep-07 30-Sep-06 (Under) 30-Sep-07 30-Sep-06   (Under)
=================== ========= ================= ========= ===========
Americas       48.7      60.1  (19.0%)  287,502   357,752     (19.6%)
% of total    38.9%     42.3%             48.3%     52.0%
Europe         64.6      68.8   (6.1%)  257,271   274,427      (6.3%)
% of total    51.5%     48.5%             43.3%     39.9%
Rest of
 the world     12.0      13.1   (8.4%)   50,115    55,392      (9.5%)
% of total     9.6%      9.2%              8.4%      8.1%
------------------- --------- ----------------- --------- -----------
TOTAL         125.3     142.0  (11.8%)  594,888   687,571     (13.5%)
---------------------------------------------------------------------
* Expressed in millions of EUR

---------------------------------------------------------------------

                        BREAKDOWN BY COVERING

---------------------------------------------------------------------
                Sales*                     Seat Units
          Three months ended          Three months ended
                   on          % Over          on           % Over
          30-Sep-07 30-Sep-06 (Under) 30-Sep-07 30-Sep-06   (Under)
========================================================= ===========
Leather       113.3     123.4   (8.2%)  533,974   582,950      (8.4%)
% of total    90.4%     86.9%             89.8%     84.8%
Fabric         12.0      18.6  (35.5%)   60,914   104,621     (41.8%)
% of total     9.6%     13.1%             10.2%     15.2%
Total         125.3     142.0  (11.8%)  594,888   687,571     (13.5%)
---------------------------------------------------------------------
* Expressed in millions of
 EUR

---------------------------------------------------------------------

                         BREAKDOWN BY BRAND

---------------------------------------------------------------------
                Sales*                     Seat Units
          Three months ended          Three months ended
                   on          % Over          on           % Over
          30-Sep-07 30-Sep-06 (Under) 30-Sep-07 30-Sep-06   (Under)
========================================================= ===========
Natuzzi        68.8      83.8  (17.9%)  242,219   316,702     (23.5%)
% of total    54.9%     59.0%             40.7%     46.1%
Italsofa       56.5      58.2   (2.9%)  352,669   370,869      (4.9%)
% of total    45.1%     41.0%             59.3%     53.9%
TOTAL         125.3     142.0  (11.8%)  594,888   687,571     (13.5%)
---------------------------------------------------------------------




                         GEOGRAPHIC BREAKDOWN

----------------------------------------------------------------------
                          Sales*               Seat Units
                       Nine months  % Over Nine months ended   % Over
                         ended on                   on
                        30-    30-  (Under)30-Sep-07 30-Sep-06 (Under)
                        Sep-   Sep-
                         07     06
====================== ======================================= =======
Americas                144.1 186.9 (22.9%)  832,657 1,036,001 (19.6%)
            % of total  35.5% 38.4%            45.0%     46.3%
Europe                  230.2 264.4 (12.9%)  888,829 1,055,359 (15.8%)
            % of total  56.6% 54.4%            48.0%     47.2%
Rest of the world        32.0  34.8  (8.0%)  129,902   144,761 (10.3%)
            % of total   7.9%  7.2%             7.0%      6.5%
---------------------- ------ ----- ---------------- --------- -------
TOTAL                   406.3 486.1 (16.4%)1,851,388 2,236,121 (17.2%)
----------------------------------------------------------------------
* Expressed in millions of EUR

----------------------------------------------------------------------

                        BREAKDOWN BY COVERING

----------------------------------------------------------------------
                          Sales*               Seat Units
                       Nine months  % Over Nine months ended   % Over
                         ended on                   on
                        30-    30-  (Under)30-Sep-07 30-Sep-06 (Under)
                        Sep-   Sep-
                         07     06
====================== ======================================= =======
Leather                 360.0 420.6 (14.4%)1,618,848 1,874,148 (13.6%)
            % of total  88.6% 86.5%            87.4%     83.8%
Fabric                   46.3  65.5 (29.3%)  232,540   361,973 (35.8%)
            % of total  11.4% 13.5%            12.6%     16.2%
Total                   406.3 486.1 (16.4%)1,851,388 2,236,121 (17.2%)
----------------------------------------------------------------------
* Expressed in millions of EUR

----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

----------------------------------------------------------------------
                          Sales*               Seat Units
                       Nine months  % Over Nine months ended   % Over
                         ended on                   on
                        30-    30-  (Under)30-Sep-07 30-Sep-06 (Under)
                        Sep-   Sep-
                         07     06
====================== ======================================= =======
Natuzzi                 244.6 307.3 (20.4%)  853,269 1,107,774 (23.0%)
            % of total  60.2% 63.2%            46.1%     49.5%
Italsofa                161.7 178.8  (9.6%)  998,119 1,128,347 (11.5%)
            % of total  39.8% 36.8%            53.9%     50.5%
TOTAL                   406.3 486.1 (16.4%)1,851,388 2,236,121 (17.2%)
----------------------------------------------------------------------
* Expressed in millions of EUR




                   NATUZZI S.P.A. AND SUBSIDIARIES
              Unaudited Consolidated Balance Sheet as of
               September 30, 2007 and December 31, 2006
                    (Expressed in millions of EUR)

                                                  30-Sep-07  31-Dec-06
 ------------------------------------------------ ---------  ---------
                      ASSETS
 Current Assets:
  Cash and cash equivalents                            97.7      128.1
  Marketable debt securities                            0.0        0.0
  Trade receivables, net                              102.0      119.3
  Other receivables                                    41.5       44.7
  Inventories                                         110.6      100.3
  Unrealized foreign exchange gains                     0.0        5.5
  Prepaid expenses and accrued income                   2.3        2.0
  Deferred income taxes                                16.0        7.5
 Total current assets                                 370.1      407.4
 ------------------------------------------------ ---------  ---------
 Non-Current Assets:
  Net property, plant and equipment                   243.1      246.3
  Treasury shares                                       0.0        0.0
  Other assets                                         18.2       18.7
  Deferred income taxes                                 2.3        2.3
 ------------------------------------------------ ---------  ---------
 TOTAL ASSETS                                         633.7      674.7
 ------------------------------------------------ ---------  ---------
       LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
  Short-term borrowings                                 4.6        3.8
  Current portion of long-term debt                     0.3        0.3
  Accounts payable-trade                               66.7       79.5
  Accounts payable-other                               25.7       22.5
  Accounts payable shareholders for dividends           0.6        0.6
  Unrealized foreign exchange losses                    0.3        0.0
  Income taxes                                          0.8        4.6
  Salaries, wages and related liabilities              20.7       21.7
 Total current liabilities                            119.7      133.0
 ------------------------------------------------ ---------  ---------
 Long-Term Liabilities:
  Employees' leaving entitlement                       33.3       35.3
  Long-term debt                                        2.1        2.4
  Deferred income taxes                                 0.0        0.0
  Deferred income for capital grants                   13.3       14.1
  Other liabilities                                     9.1       10.5
 ------------------------------------------------ ---------  ---------
 Minority Interest                                      0.5        0.6
 ------------------------------------------------ ---------  ---------
 Shareholders' Equity:
  Share capital                                        54.8       54.7
  Reserves                                             42.3       42.3
  Additional paid-in capital                            8.3        8.3
  Retained earnings                                   350.3      373.5
 Total shareholders' equity                           455.7      478.8
 ------------------------------------------------ ---------  ---------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           633.7      674.7
 ----------------------------------------------------------  ---------




                   NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statement of Cash Flows
                  as of September 30, 2007 and 2006
                    (Expressed in millions of EUR)

                                                            30-    30-
                                                           Sep-   Sep-
                                                             07     06
                                                         ------ ------
Cash flows from operating activities:
 Net earnings (losses)                                   (23.1)   17.5
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                            22.4   23.1
  Employees' leaving entitlement                          (1.9)    1.8
  Deferred income taxes                                   (8.5)  (2.3)
  Minority interest                                       (0.2)    0.0
  (Gain) loss on disposal of assets                         0.1    0.4
  Unrealized foreign exchange (losses) / gain               5.8  (6.6)
  Deferred income for capital grants                      (0.8)  (0.8)
 Change in assets and liabilities:
  Receivables, net                                         17.3   13.1
  Inventories                                            (10.2)    3.5
  Prepaid expenses and accrued income                     (0.4)  (0.1)
  Other assets                                              3.2    4.2
  Accounts payable                                       (12.9)  (2.9)
  Income taxes                                            (3.8)    1.0
  Salaries, wages and related liabilities                 (1.0)  (1.0)
  Other liabilities                                         2.9    2.7

Total adjustments                                          12.0   36.1

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES         (11.1)   53.6
-------------------------------------------------------- ------ ------

Cash flows from investing activities:
 Property, plant and equipment:
  Additions                                              (19.2) (11.8)
  Disposals                                                 0.4    0.2
 Government grants received                                 0.0    0.0
 Marketable debt securities:
  Proceeds from sales                                       0.0    0.0
 Purchase of business, net of cash acquired               (0.1)  (3.1)
 Disposal of business                                       0.0    0.0
NET CASH USED BY INVESTING ACTIVITIES                    (18.9) (14.7)
-------------------------------------------------------- ------ ------
Cash flows from financing activities:
 Long term debt:
  Proceeds                                                  0.0    0.0
  Repayments                                              (0.3)  (0.6)
 Short-term borrowings                                      0.8  (3.6)
 Dividends paid to shareholders                             0.0    0.0
 Dividends paid to minority shareholders                    0.0    0.0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES            0.5  (4.2)
-------------------------------------------------------- ------ ------
 Effect of translation adjustments on cash                (0.9)  (0.7)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (30.4)   34.0
-------------------------------------------------------- ------ ------
 Cash and cash equivalents, beginning of the year         128.1   89.7
CASH AND CASH EQUIVALENTS, END OF THE PERIOD               97.7  123.7
-------------------------------------------------------- -------------



    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             Fax: +39-080-8820-241
             E-mail: investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             E-mail: relazioni.esterne@natuzzi.com
             or
             www.natuzzi.com

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NATUZZI S.p.A.
                                                        (Registrant)


Date:  November 14, 2007
                                                 By: /s/ FILIPPO SIMONETTI
                                                     --------------------------
                                                         Filippo Simonetti